Exhibit (a)(5)(A)

*13013969* BRAMSON, PLUTZIK, MAHLER & BIRKHAEUSER, LLP Alan R. Plutzik (SBN 077785) 2125 Oak Grove Road, Suite 120 Walnut Creek, California 94598 Telephone: (925) 945-0200 Facsimile: (925) 945-8792 Email: aplutzik@bramsonplutzik.com Counsel for Plaintiff Lori Brewerton [Additional Counsel Listed on Signature Page] FILED ALAMEDA COUNTY DEC 03 2014 CLERK OF THE SUPERIOR COURT By [Illegible] Deputy SUPERIOR COURT OF THE STATE OF CALIFORNIA COUNTY OF ALAMEDA LORI BREWERTON, individually and on behalf of all others similarly situated, Plaintiff, v. OPLINK COMMUNICATIONS INC., JOSEPH Y. LIU, CHIEH CHANG, TIM CHRISTOFFERSEN, JESSE W. JACK, HUA LEE, KOCH INDUSTRIES, INC. and KOCH OPTICS, INC., Case No. RG14750111 CLASS ACTION CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY Defendants. BY FAX CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

 Plaintiff Lori Brewerton (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows: I. NATURE OF THE ACTION 1. Plaintiff brings this class action on behalf of the public stockholders of Oplink Communications, Inc. (“Oplink” or the “Company”) against Oplink’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duty arising out of the Board’s attempt to sell the Company to Koch Industries, Inc. and Koch Optics. Inc. (collectively, “Koch”) by means of an unfair process, for an unfair price, and pursuant to a materially misleading Recommendation Statement (defined below). 2. On November 18, 2014, Oplink entered into an agreement and plan of merger (“Merger Agreement”) pursuant to which Koch has commenced a tender offer (the “Tender Offer”) to acquire all of the Company’s issued and outstanding shares of common stock for $24.25 per share (the “Merger Consideration”) in a transaction valued at approximately $445 million (the “Proposed Transaction”). 3. There is no shareholder vote needed to effectuate the Proposed Transaction as long as the buyer has a simple majority of shares. The Tender Offer is set to expire at 12:00 midnight, New York City time, on Monday, December 22, 2014. 4. Following the completion of the Proposed Transaction, Oplink will be managed by Molex Incorporated (“Molex”), a subsidiary of Koch and a global electronics components company. 5. The Proposed Transaction is a result of the Board’s attempt to avoid public criticism and threatened legal action from activist investor group, the Oplink Shareholders for Change (“OSC”). Led by Engaged Capital, LLC and Voce Capital Management LLC, OSC is a group of independent stockholders of Oplink that was formed for the purpose of seeking to unlock value at Oplink. Owning approximately 7.5% of the Company, OSC has engaged in negotiations with various representatives of Oplink over the past few years regarding Oplink’s business and strategy, CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 1

 the Oplink Connected business unit of Oplink, the Company’s financial results and other aspects of the Company. 6. Dissatisfied with the Board’s dereliction of its duties, in July 2014 OSC began voicing its concern over, among other things, the Company’s failing Oplink Connected business unit and the need for corporate governance changes. In numerous proxy statements and letters to stockholders filed with the United States Securities and Exchange Commission (“SEC”), OSC demanded that Oplink hold an annual stockholders meeting and also sought to nominate two directors to the Board. Characterizing the current Oplink Board as “entrenched” and “riddled with conflicts of interest and an absence of independence from one another and from management,” OSC sought to create an independent board that would act in Oplink stockholders’ best interests. When Oplink failed to hold an annual stockholder meeting, OSC threatened to initiate a lawsuit in the Delaware Court of Chancery in order to compel the Company to hold such a meeting. 7. Under mounting pressure from OSC, the Board decided to enter into the Proposed Transaction and avoid any corporate governance change proposed by OSC. The Board’s rushed and self-interested decision to sell the Company is reflected in the inadequate Merger Consideration that stockholders are left with. In fact, the $24.25 per share Merger Consideration represents a mere 14% premium to the closing price of Oplink stock on November 18, 2014, the day before the announcement of the Proposed Transaction. 8. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, defendants agreed to: (i) a no-solicitation provision barring the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Koch with four (4) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Koch a termination fee of $15.5 million in order to accept a superior bid. These provisions substantially and improperly limit CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 2 the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Oplink. 9. Furthermore, the individual Defendants entered into a tender and support agreement (the “Tender and Support Agreement”) with Koch, whereby the Individual Defendants have agreed to tender his or her shares in favor of the Proposed Transaction. As a result of the Tender and Support Agreement, approximately 7.1 % outstanding shares of common stock of the Company are locked up in favor of the Proposed Transaction. 10. On November 24, 2014, Oplink filed a Solicitation/Recommendation Statement on Schedule 14D-9 (“14D-9” or “Recommendation Statement”) with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares in the tender offer. In contravention of the Board’s duty of candor and full disclosure, the 14D-9 fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction. Without such information, Oplink stockholders will be forced to decide whether to tender their shares in the tender offer without all information necessary to make a fully informed decision. 11. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith, fair dealing, and disclosure, and Oplink and Koch have aided and abetted such breaches by Oplink’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction to prevent irreparable harm to the Company and its stockholders. II. PARTIES 12. Plaintiff is, and has been at all relevant times, the owner of shares of Oplink common stock. 13. Defendant Oplink is a Delaware corporation with its principal executive offices located at 46335 Landing Parkway, Freemont, CA 94538. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 3

 14. Defendant Joseph Y. Liu (“Liu”) is founder, Chairman and Chief Executive Officer (“CEO”) of the Company. Liu has been the Company’s CEO since 2002, a position he previously held from September 1999 until his retirement in November 2001. Liu has been the Company’s Chairman since November 2009, a position he previously held from 1995 through May 2000 and from November 2001 to August 2002. Liu took the Company public in October 2000 and has served as a Board member since the Company’s inception in 1995. Liu was also a founder and director of BCD Semiconductor Manufacturing LTD. (“BCD Semiconductor”). 15. Defendant Chieh Chang (“Chang”) has been a member of the Board since September 1995. Chang is a member of the Audit Committee and Chair of the Nominating and Corporate Governance Committee. Change was a founder and previously served as the CEO and director of BCD Semiconductor, which defendant Liu was also a founder and director of. 16. Defendant Tim Christoffersen (“Christoffersen”) has been a member of the Board since November 2009. Christoffersen is Chair of the Audit Committee. 17. Defendant Jesse W. Jack (“Jack”) has been a member of the Board since 2002. Jack is a member of the Audit Committee and Chair of the Compensation Committee. Jack is the former law partner of Thomas P. Keegan, who previously held multiple executive positions with Oplink, including as its President, and was the Board’s designee to take over as CEO for defendant Liu on December 31, 2008, however, the planned succession was cancelled in November 2008. 18. Defendant Hua Lee (“Lee”) has been a member of the Board since February 2006. Lee is a member of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. 19. Defendants Liu, Chang, Christoffersen, Jack and Lee are collectively referred to herein as the Individual Defendants and/or the Oplink Board. The Individual Defendants as officers and/or directors of Oplink, have a fiduciary relationship with Plaintiff and other public stockholders of Oplink and owe them the highest obligations of good faith, fair dealing, loyalty and due care. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 4

 20. Defendant Koch Industries, Inc. maintains its principal executive offices at 4111 East 37th Street North, Wichita, Kansas 67220. 21. Defendant Koch Optics, Inc. is a wholly owned indirect subsidiary of Koch Industries, Inc. 22. The Individual Defendants, Oplink, and Koch are collectively referred to herein as “Defendants.” III. CLASS ACTION ALLEGATIONS 23. Plaintiff brings this class action on behalf of all other public stockholders of the Company as of November 18, 2014, the announcement of the Proposed Transaction (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest (the “Class”). The members of the Class are threatened with injury due to Defendants’ actions. 24. This action is properly maintainable as a class action. The class is ascertainable and there is a well-defined community of interest 25. The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of November 14, 2014, there were 17,075,394 shares of Oplink’s common stock outstanding, owned by thousands of stockholders scattered throughout the United States. 26. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following: a) Whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and members of the Class; b) Whether the Merger Consideration to be paid for the Oplink shares pursuant to the Merger Agreement is fair and reasonable; c) Whether the Individual Defendants have wrongfully failed and refused to seek a sale of Oplink at the highest possible price and, instead, will allow the valuable assets of CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 5

 Oplink to be acquired by Koch at an unfair and inadequate price; d) Whether Koch has aided and abetted the breaches of the fiduciary duties owed by the Individual Defendants to Plaintiff and the other members of the Class; and e) Whether Plaintiff and other members of the Class will be irreparably harmed by Defendants’ misconduct if Defendants are not enjoined from the misconduct complained of herein. 27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class. 28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. 29. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate. IV. THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES 30. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Oplink and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, and due care, and were and are required to: (i) act in furtherance of the best interests of Plaintiff and the Class; (ii) maximize stockholder value on a sale of the Company; CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 6

 (iii) refrain from abusing their positions of control; and (iv) candidly and fully disclose all material information concerning the Proposed Transaction. 31. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the stockholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value stockholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the stockholders to make an informed decision regarding such a transaction. 32. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s stockholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholder. 33. The Individual Defendants owe fundamental fiduciary obligations to Oplink’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of stockholders. 34. Further, the Individual Defendants, as directors of Oplink, must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders. 35. The Individual Defendants have breached their fiduciary duties owed to Plaintiff CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 7

 and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class. 36. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize stockholder value. 37. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict. 38. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Oplink at a substantial premium, all to the irreparable harm of Plaintiff and other members of the Class. V. FACTUAL BACKGROUND A. Company Background and Poise For Growth 39. Founded in 1995, Oplink is a leading provider of optical communication components, intelligent modules and subsystems. The Company offers advanced solutions in dense and course wavelength division multiplexing (“DWDM” and “CWDM,” respectively) bandwidth creation, optical amplification, switching & routing, wavelength conditioning, monitoring & protection, connectivity and system-level integration, as well as a broad portfolio of optical transceiver products for metro WDM, aggregation and access applications. Oplink supplies to global leading and emerging telecommunications, data communications and cable TV equipment makers. 40. The Company has recently experienced solid financial results. For instance, defendant Liu described the fiscal year 2013 as “a solid year of financial performance for Oplink,” CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 8

 with the Company achieving revenues of approximately $183 million and generating almost $20 million in cash from operations. 41. The Company carried its solid performance into fiscal year 2014, when it announced favorable financial results for its second quarter ended December 29, 2013 on January 29, 2014. Specifically, defendant Liu reported: We are pleased to report revenues in the high end of our guidance. . . . We are seeing promising signs of future growth in both our optical and home security businesses. For our optical business, we are seeing a healthy level of design-in activities with key customers, which we expect will lead to future growth. And we continue to make great progress with our home security business. Oplink’s software-defined mobile packet-switching cloud provides disruptive multiple parallel video alarm, calling alerts and other rich security and monitoring features at less than half of the cost of incumbent security service providers like ADT, or telecom/cable carriers like Verizon and Comcast. Oplink’s integrated security products and service are now available at OplinkSecurity.com, Fry’s Electronics and selected retailers. We look forward to sharing more news on this business in the future. [Emphasis added.] 42. The Company’s financial success continued on April 30, 2014 when it announced third quarter fiscal year 2014 financial results. Oplink reported revenue of $48.1 million, an increase over third quarter fiscal year 2013 revenue of $44.1 million. Defendant Liu was optimistic about the future success of the Company, stating: Although we are currently seeing a bit of softness in our optical business, . . . we continue to have a healthy level of design-in activities with key customers, and we believe we are well positioned for future growth. On the Oplink ConnectedTM side of our business, we continue to make excellent progress. Our non-pairing, group parallel push platform-in-a-box will soon cover five domains: security, safety, care, video and home automation, and we expect these systems to be ready to ship in July. Our existing solutions are currently available through distributors like Ingram Micro and D&H, at retail stores like Fry’s Electronics and ClickAway, and on-line at Amazon.com, Microsoft.com, Smarthome.com and other sites. We look forward to sharing more news on this business in the future. (Emphasis added.) CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 9

 43. On July 29, 2014, the Company announced a series of initiatives to further enhance stockholder value. One initiative was to commence a process to seek strategic alternatives for Oplink Connected, a business segment that was not generating meaningful revenue for the Company, including a sale of all or part of the business. The Company also authorized an increase of $40 million to its existing stock repurchase program, bringing its current repurchase authorization to $70 million. Moreover, the Company announced the initiation of a regular quarterly dividend of $0.05 per share. 44. On August 7, 2014, Oplink announced its financial results for fourth quarter and fiscal year ended June 29, 2014, reporting revenue of $51.5 million, an increase over fourth quarter fiscal 2013 revenue of $49.3 million. Similarly, the Company’s full year 2014 revenue increased over full year 2013 revenue from $183.4 million to $204.8 million. Commenting on the favorable results, defendant Liu stated: “These results highlight the fundamental strength of our core optical business, and we are intently focused on capitalizing on the significant growth opportunities ahead.” 45. Defendant Liu also remarked: Following constructive conversations over the last several months with a number of our shareholders [as discussed infra], on July 29, 2014, we announced the commencement of a process to seek strategic alternatives for the Oplink Connected business as well as a number of key initiatives to enhance shareholder value, including a significant expansion to our existing share repurchase program; the initiation of a quarterly dividend to shareholders beginning in the first quarter of fiscal 2015; and a plan to expand Oplink’s Board of Directors by up to two members in order to add further industry expertise. We are moving quickly on these initiatives and have already begun contacting prospective buyers for the Connected business. While it is early in the process and premature to speculate about the outcome, we believe this is the right decision for the Connected business, our company and our investors. 46. Most recently, on October 30, 2014, Oplink announced its financial results for its first quarter of fiscal year 2015 ended September 28, 2014, reporting its highest ever quarterly revenue of $57.1 million, an increase of 4% from first quarter fiscal 2014 revenue of $54.8 million. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 10

 The Company also announced its second regularly quarterly dividend of $0.05 per share of common stock. Defendant Liu stated: We are pleased to announce our highest ever quarterly revenue, driven primarily by demand in the North American datacom markets and the continued wireless network build-out in China. . . . These results highlight the fundamental strength of our core optical business, and we are intently focused on capitalizing on the growth opportunities ahead. 47. Analysts covering the Company have also noticed Oplink’s recent growth and success. For instance, analysts from TheStreet highlighted the following points from its analysis of Oplink: • O[plink]’s revenue growth has slightly outpaced the industry average of 4.3%. Since the same quarter one year prior, revenues slightly increased by 4.3%. Growth in the company’s revenue appears to have helped boost the earnings per share. • O[plink] has no debt to speak of therefore resulting in a debt-to-equity ratio of zero. which we consider to be a relatively favorable sign. Along with this, the company maintains a quick ratio of 4.95, which clearly demonstrates the ability to cover short-term cash needs. • Powered by its strong earnings growth of 118.18% and other important driving factors, this stock has surged by 29.64% over the past year. outperforming the rise in the S&P 500 Index during the same period. We feel that the stock’s sharp appreciation over the last year has driven it to a price level which is now somewhat expensive compared to the rest of its industry. The other strengths this company shows, however, justify the higher price levels. • OPLINK COMMUNICATIONS INC reported significant earnings per share improvement in the most recent quarter compared to the same quarter a year ago. This company has reported somewhat volatile earnings recently. But, we feel it is poised for EPS growth in the coming year. During the past fiscal year, OPLINK COMMUNICATIONS INC swung to a loss, reporting -$0.08 versus $0.69 in the CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 11

 prior year. This year, the market expects an improvement in earnings ($1.49 versus - $0.08). • Net operating cash flow has declined marginally to $4.32 million or 2.59% when compared to the same quarter last year. Despite a decrease in cash flow OPLINK COMMUNICATIONS INC is still faring well by exceeding its industry average cash flow growth rate of -31.82%. B. The Board Enters Into The Proposed Transaction To Avoid A Proxy Contest With Its Largest Stockholder 48. Over the past several months Oplink has faced criticism from one of its largest stockholders, OSC. Led by Engaged Capital, LLC and Voce Capital Management LLC, OSC is a group of independent stockholders of Oplink that was formed for the purpose of seeking to unlock value at Oplink. According to the Joint Filing Agreement filed by OSC with the SEC, the group was formed for the purpose of “(i) engaging in discussions with the Company regarding operating results, cost and capital allocation, opportunities to enhance stockholder value and corporate governance, (ii) taking all other action necessary to achieve the foregoing and (iii) taking any other actions the Group determines to undertake in connection with their respective investment in the Company.” According to the Schedule 13D filed by OSC on November 6, 2014, OSC owned approximately 7.5% of the Company, making OSC Oplink’s largest stockholder.1 49. OSC’s criticism of Oplink initially resulted in a series of negotiations and discussions between OSC and the Company. Specifically, from November 2012 through May 2014, members of OSC engaged in numerous discussions and in-person meetings with various representatives of Oplink, including defendant Liu, regarding, among other things, (i) Oplink’s business and strategy generally, (ii) the Oplink Connected business, Oplink’s non-core business segment (iii) capital allocation, and (iv) Oplink’s financial results. 1 On November 21, 2014, two days after the announcement of the Proposed Transaction, OSC filed an amendment to its Schedule 13D with the SEC announcing that Engaged Capital LLC sold all of its shares of Oplink and Voce Capital Management LLC owned less than 1% of Oplink’s outstanding shares. The amendment also announced that OSC terminated the Joint Filing Agreement. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 12

 50. OSC’s dissatisfaction with the Board’s actions grew and, on July 14, 2014, certain members of OSC filed a Schedule 13D with the SEC disclosing an aggregate 6.2% ownership interest in the Company. OSC listed at least three categories of concerns they had with the Company’s operations, including the need to spin off the Oplink Connected business, distribute more capital to stockholders, and make corporate governance changes. 51. The day after filing the Schedule 13D, members of OSC met with defendant Liu and other members of Oplink’s senior management and made a presentation regarding the Oplink Connected business and the Company’s capital allocation and the qualifications and independence of Oplink’s Board. At this time, the parties also discussed OSC’s 13D filing and agreed to a settlement proposal whereby Daniel Plants (“Plants”), one of OSC’s director nominees, would be added to the Board and, if no buyer could be found for Oplink Connected business, then defendant Liu would buy the business himself. 52. Shortly after holding these discussions with OSC, defendant Liu received a call from the general manager of Molex regarding Molex’s interest in acquiring Oplink. Molex had previously expressed an interest to acquire Oplink on November 13, 2013 to Peter Lee (“Lee”), Oplink’s President and Chief Operating Officer; however, Lee informed Molex that Oplink was not for sale at that time and the parties did not engage in further discussions. With OSC putting pressure on the Board and voicing its dissatisfaction with the Board and management, it is not surprising that defendant Liu agreed to meet with Molex this time. 53. With a potential transaction with Molex entering the mix, defendant Liu reneged on his word to OSC and called Plants on July 21, 2014 to inform Plants that he was no longer prepared to appoint Plants to the Board or to buy the Oplink Connected business. That same day, members of OSC met with the Board and the Company suggested that they would prefer to appoint Glenn W. Welling (“Welling”), the other nominee suggested by OSC, to Oplink’s Board. 54. The Company did, however, retain Cowen and Company, LLC (“Cowen and Company”) on July 29, 2014 to seek strategic alternatives for the Oplink Connected business, including a possible sale of all or part of it. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 13

 55. OSC’s criticism of the Company and Individual Defendants became more prominently displayed on July 31, 2014, when it issued a press release calling for changes to the Oplink Board, including the nomination of two independent directors, and called for an end to Oplink Connected. The press release came one day after the Company had announced a series of initiatives to increase stockholder value, which was uniquely timed just a couple weeks after the OSC’s l3D filing. Lambasting the actions of the Board, the OSC press release stated, in relevant part: OPLINK SHAREHOLDERS FOR CHANGE (DSC) NOMINATE TWO HIGHLY-QUALIFIED INDIVIDUALS FOR OPLINK BOARD • Oplink’s announced initiatives acknowledge glaring strategic, capital allocation and governance issues raised by OSC but fail to deliver a comprehensive plan for shareholders. • Oplink must end financial support of Oplink Connected and commit to quickly and efficiently return excess capital to shareholders. • Current Oplink Board lacks independence and skills necessary to execute upon announced initiatives. July 31, 2014 — NEWPORT BEACH and SAN FRANCISCO, Calif. /BusinessWire/ Oplink Shareholders for Change (“OSC”), a group led by Engaged Capital. LLC (“Engaged Capital”) and Voce Capital Management LLC (“Voce Capital”), who collectively own approximately 6.2% of the outstanding shares of Oplink Communications Inc. (“Oplink” or the “Company”) (NASDAQ:OPLK), announced today that they have nominated two independent, highly-qualified individuals (the “Nominees”) for election to the board of directors (the “Board”) of Oplink in connection with the upcoming annual meeting of shareholders (the “Meeting”). “Oplink’s announcement of initiatives to enhance shareholder value appears to be a thinly-veiled attempt to placate shareholders who have demanded a thoughtful and comprehensive approach to capital allocation, strategic focus, and meaningful governance reform,” said Glenn W. Welling, Chief Investment Officer of Engaged Capital. “The timing of these sudden announcements — two weeks after the filing of our 13D and just days before the director nomination deadline — speaks for itself.” “While we are pleased that the Board has finally recognized that it must seek strategic alternatives for Oplink Connected, return capital to shareholders and recruit independent directors, the Board’s patchwork approach to addressing these issues betrays a superficial understanding of how to effectively execute these initiatives. The arbitrary increase in the existing CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 14

 share repurchase authorization and the initiation of a quarterly dividend, rather than considering other alternatives to efficiently return capital to shareholders, underscore the Board’s lack of sophistication and inability to execute.” continued Mr. Welling. J. Daniel Plants, Managing Partner of Voce Capital, stated: “Oplink’s corporate governance is abysmal. Its five-member Board is marred by over-tenured directors and is riddled with conflicts of interest and an absence of independence from one another and from management. The current directors also lack the necessary qualifications to set the Company’s strategic agenda or the willingness to hold management accountable for its execution. The decision to waste what we estimate to be almost $25 million of shareholder capital in the last two years on the CEO’s “Oplink Connected” project is a prime example of these failings.” OSC notes that Oplink’s “lead independent director” is a co-founder of the Company, a close business associate of the CEO and has served on the Board since inception (19 years). “Management has been inconsistent regarding its intentions with respect to the ultimate disposition of the “Oplink Connected” division as well as its willingness to make appropriate changes to the Company’s Board, including the addition of shareholder representation. We also fear that, left unchecked, this Board may be tempted again to divert capital towards other non-core “growth” initiatives. We are therefore taking action to ensure that shareholder interests are directly represented.” [emphasis added.] 56. In response to OSC’s July 31st press release, the Company issued a statement on August 1, 2014, indicating its willingness to increase its Board size and supposedly welcoming input from stockholders: Oplink is committed to maintaining a highly experienced and well-qualified board. The Board intends to carefully evaluate Engaged and Voce’s nominees as part of the Board’s process of nominating candidates for the two director positions up for election at the 2014 Annual Meeting. In addition, we recently announced our intention to expand Oplink’s Board of Directors by up to two members in order to add further industry expertise. Oplink is seeking highly qualified individuals with leadership experience in the telecommunications, data communications and/or related industries. We have engaged the director recruiting services of the National Association of Corporate Directors (NACD) to assist with this process, and we have already identified several potential candidates. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 15

 Oplink welcomes input from shareholders, and our recently announced initiatives to enhance the Company’s long-term value reflect, in part, constructive conversations we have had with several of our shareholders. Members of our Board and management team recently participated in private discussions with Engaged and Voce, and we are disappointed they have chosen to pursue their agenda in this manner rather than continuing discussions with the Company’s Board and management. 57. While Oplink indicated its willingness to increase its Board size by two members, OSC called Oplink’s move one of “self-preservation” and a decision that should be addressed by the directors who are elected at the annual stockholders meeting, a meeting that Oplink neglected to hold in 2014. Thus, on August 12, 2014, OSC issued the following press release, demanding that the Board hold its annual stockholder meeting: Oplink Shareholders For Change (OSC) Call on Oplink Board to Respect Shareholder Democracy and Allow New Board to Set Strategy NEWPORT BEACH, Calif. & SAN FRANCISCO-- Oplink Shareholders for Change (“OSC”), a group led by Engaged Capital, LLC (“Engaged Capital”) and Voce Capital Management LLC (“Voce Capital”), who collectively own approximately 6.2% of the outstanding shares of Oplink Communications Inc. (“Oplink” or the “Company”) (NASDAQ:OPLK), called on the board of directors of Oplink (the “Board”) to suspend its strategic decision-making process until the reconstitution of the Board at the upcoming annual meeting of shareholders (the “Annual Meeting”). In light of OSC’s nomination of two independent, highly-qualified director candidates, Jeffrey S. McCreary and J. Daniel Plants (the “Nominees”), and Oplink’s own announced intention to recruit two additional directors to the Board, significant Board change at Oplink is inevitable. Consequently, it is indefensible for Oplink’s legacy Board to continue on the path of a potentially irreversible strategic course for the Company when a meaningful portion, and potentially a majority, of the Board may consist of new directors following the Annual Meeting. To do so with the prospect of such significant, immediate change undermines the basic principles of shareholder democracy. The purpose of adding new directors is to improve the Board’s decision- making, not merely to rubber-stamp previously made poor decisions by outgoing directors who have failed to take the necessary steps to enhance stockholder value. The decision whether to expand the Board’s current size, which Oplink has proposed as part of its self-preservation campaign and has threatened to do by fiat prior to the Annual Meeting, should itself be deferred until the new directors are elected and can CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 16

 deliberate on the optimal size and composition of the Board going forward. Oplink recently announced a hasty and haphazard plan to return capital to shareholders and to assess strategic alternatives for Oplink Connected, albeit with no commitments as to the range of outcomes it might accept. OSC believes the Board lacks the sophistication, expertise, and independence to properly evaluate and execute these important strategic initiatives. In addition to providing a currently absent, independent shareholder-focused perspective, the Nominees will contribute the financial, operational and strategic skills and experience that Oplink needs to formulate a credible strategic plan and the appropriate corporate governance framework to implement and oversee its execution. OSC will object to any strategic plan that continues to allocate shareholder capital to support Oplink Connected, an endeavor that has cost shareholders approximately 525 million by OSC’s estimates. OSC and its representatives remain concerned that, given the Board’s lack of relevant expertise and shareholder perspective, the strategic review of Oplink Connected will yield a sub-optimal result for shareholders. Further, without truly independent directors and shareholder representation, Oplink’s shareholders remain at risk of additional capricious non-core spending in the future. OSC will hold the Board and management of Oplink accountable using all available remedies if it continues to pursue a path that further damages shareholder interests. Furthermore, OSC reserves the right not only to oppose, but to nominate additional candidates, to challenge any directors Oplink attempts to unilaterally appoint to the Board between now and the Annual Meeting. OSC calls upon Oplink to promptly call the Annual Meeting and allow shareholders to express their views on these critical matters by electing representatives that they feel will best represent their interests. [emphasis added], 58. Oplink had no desire to hold an annual stockholder meeting though. Rather, with OSC’s dissatisfaction intensifying, defendant Liu met with Molex in mid-August to continue discussions regarding a possible acquisition between Oplink and. Molex. On August 18, 2014, the parties entered into a non-disclosure agreement and on August 21, 2014, defendant Liu and Erika Chang, Oplink’s Vice President of Sales for EU, Canada and Japan, met with Molex and presented certain financial projections of the Company for fiscal year 2015. There is no indication in the Recommendation Statement that the Board approved of or was aware of defendant Liu’s actions at this time. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 17

 59. The Board became aware of Molex’s interest in the Company on September 9, 2014, at which point it decided not to engage in a sales process absent a compelling bid from Molex. The Board also authorized management to continue discussions with Molex at this time. 60. Meanwhile, on September 23. 2014, OSC filed a proxy with the SEC, again calling for changes to the Board and criticizing the Company’s actions. Specifically, OSC wrote, in part Dear Fellow Oplink Stockholder: Engaged Capital, LLC and Voce Capital Management LLC, together with the other members of the Oplink Shareholders for Change (collectively, “Oplink Shareholders for Change,” “OSC” or “we”) and the participants in this solicitation are the beneficial owners of an aggregate of 1,180,318 shares of common stock, par value $0.001 per share (the “Common Stock”), of Oplink Communications, Inc., a Delaware corporation (“Oplink” or the “Company”), representing approximately 6.9% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our two nominees at the annual meeting of stockholders scheduled to be held at located at on , 2014 at : .m.. local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). We are seeking representation on the Board because we believe that the Board will benefit from the additional directors, including a direct shareholder representative, with relevant skill sets and a shared objective of enhancing value for the benefit of all Oplink stockholders. The individuals we have nominated arc highly-qualified, capable and ready to serve stockholders to help make Oplink a stronger, more profitable, and ultimately more valuable company. OSC is a group of independent stockholders of Oplink that was formed for the purpose of seeking to unlock value at Oplink. Our interests are fully aligned with the interests of all Oplink stockholders. We believe there is significant value to be realized at Oplink. However, we are concerned that the Board is not taking the appropriate action to address the Company’s perennial underperformance. Given the Company’s financial and stock price performance, profligate spending on Oplink Connected, under-utilized balance sheet, failed execution and poor corporate governance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the directors take the necessary steps for the Company’s stockholders to realize the maximum value of their investment. As but one indicator we see of the Board’s entrenchment, the Company has a classified Board despite having only five members. The Board is currently divided into three classes and the terms of two directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominees CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 18

 in opposition to the Company’s two director nominees for the class with terms ending in 2017. OSC believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of Oplink’s corporate machinery. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about , 2014. If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting. If you have any questions or require any assistance with your vote, please contact Georgeson Inc., which is assisting us, at its address and toll-free numbers listed below. Thank you for your support, Oplink Shareholders for Change [emphasis added.] 61. The proxy went to explain that “urgent change is needed on the Oplink Board. We have little confidence that the Board, as currently composed, is committed to, or capable of, taking the steps necessary to enhance stockholder value at Oplink.” OSC pointed to the following specific concerns: • we are concerned with the Company’s prolonged underperformance and deep undervaluation as well as the Board’s continued failure to address these issues and believe the Board can benefit from the addition of new directors with the financial expertise to oversee a turnaround; • we are concerned by the Company’s waste of shareholder capital on the Oplink Connected business and the Board’s lax oversight of capital allocation and believe the Board can greatly benefit from the addition of directors who are focused on improved returns on investment and fiscal discipline; CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 19

 • we are concerned that the Board lacks the expertise necessary to oversee the Company’s recently announced plans to seek strategic alternatives for the Oplink Connected business or to evaluate the best use of the Company’s excess capital and we believe shareholder representation is needed in the boardroom to ensure any such process is run in the best interests of all shareholders; and • we are concerned that the Board has a classified structure and is insulated by anti-stockholder defenses and poor corporate governance and we believe new directors who are objective and fully committed to the pursuit of stockholder value are needed on the Board. 62. In response to the September 23, 2013 press release, the Company issued the following statement: Oplink is focused on execution and delivering value for shareholders. We delivered strong fiscal fourth quarter results and are confident in the continued performance of our core optical business. In July, the Company announced a number of initiatives to further enhance shareholder value, including evaluating strategic alternatives for the Oplink Connected business; the authorization of a $40 million increase to its existing share repurchase program; and the initiation of a quarterly dividend to shareholders. We also announced plans to expand our Board of Directors by up to two members in order to add further industry experience. We have clearly expressed our willingness to consider Engaged and Voce’s nominees and invited them to meet with our Special Nominating Committee, as reflected in the letter included below, sent on September 4, 2014. They have thus far refused our good faith efforts to have them participate in our process. We continue to be open to constructive conversations and are disappointed that Engaged and Voce have chosen to pursue their agenda in this manner. 63. The next day, on September 24, 2014, Molex delivered an indication of interest to acquire the Company for $21.25 per share. Later that day, in connection with Molex’s offer, the Board retained Cowen and Company to act as its financial advisor, the same financial advisor hired to conduct a strategic sales process of its Oplink Connected business segment and assist with the Schedule 13D filing by OSC. Despite this apparent conflict, Cowen and Company proceeded to provide the Board with a preliminary analysis of Molex’s proposal. 64. Using management prepared projections, on October 1, 2014, Cowen and Company met with the Board to deliver a presentation containing preliminary valuation analyses of Oplink and a preliminary list of potential strategic and financial buyers to potentially contact as a market CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 20

 check. It is unclear whether any of these parties were ultimately contacted by the Company. At this meeting, the Board also concluded that Molex’s offer significantly undervalued Oplink. 65. On October 6 and 7, 2014, representatives of Cowen and Company and Oplink met with Molex to discuss Oplink’s projected financial performance and valuation in a potential transaction. Cowen and Company informed Molex that they would need to increase their offer in order to continue discussions with Oplink. 66. On October 8, 2014, the Board determined that it would consider a sale of the Company for $27.00 per share, a message it conveyed to Molex the following day. The Board also concluded that Oplink stockholders should be entitled to receive compensation for any amount that Oplink might receive in connection with the ultimate disposition of Oplink Connected. 67. Failing to come close to Oplink’s valuation of $27.00 per share, Molex delivered a written proposal offering $24.00 per share to acquire all of Oplink on October 17, 2014. The proposal indicated that it would consider an increase in the price were Oplink Connected sold before entering into a definitive agreement, but would also consider a decrease in the price were Oplink Connected not sold. 68. The Board discussed Molex’s offer and, on October 20, 2014, approximately three months after it had already been exclusively negotiating with Molex, the Board authorized Cowen and Company to contact eight parties, four of which were strategic parties and four of which were financial parties, in order to gauge their interest in pursuing a potential transaction with Oplink. 69. On October 23, 2014, after two days of contacting these eight parties, the Board met with Cowen and Company to discuss the parties’ interests. For reasons unknown, Cowen and Company determined that it would be difficult for any of the contacted parties to match or exceed the price and multiples implied by Molex’s $24.00 per share offer. After engaging in discussion, the Board authorized Cowen and Company to contact one additional party. It also decided to continue discussions with Molex despite its low offer. 70. The Recommendation Statement reveals that as of October 28, 2014, the Company had two outstanding proposals to buy Oplink Connected. Despite maximizing stockholder value CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 21 and selling its Oplink Connected business unit, the Company decided instead to delay any action regarding Oplink Connected and instead focus on the acquisition of the Company. Even though Molex explicitly stated that it would increase its offer price were the Oplink Connected business sold, and despite the Board previously stating that they wanted stockholders to achieve a fair price for the sale of Oplink Connected, the Board was no longer willing to sell its revenue deficient business segment, as OSC wanted, and was set on ensuring that Molex, and only Molex, transacted a deal with the Company. 71. During an October 28, 2014 meeting, Cowen and Company also updated the Board on its discussions with other potential parties. Cowen and Company reported, once again, that it was unlikely that any of the potential buyers contacted could make a proposal to acquire Oplink at price higher than Molex and that only one party expressed an interest in obtaining further information about the Company. Cowen and Company further concluded that this one interested buyer was unlikely to consummate a transaction and was really just trying to obtain information about a competitor. 72. On October 31, 2014, counsel for Molex delivered a draft merger agreement to Oplink. 73. On November 5, 2014, after the Company announced its financial results for the first quarter of fiscal year 2015, management discussed its improved business outlook for the remainder of fiscal year 2015. The Board requested that management prepare updated financial projections for the remainder of fiscal year 2015 and also discussed the Company’s increased stock price following its announcement of such strong quarterly results. 74. Meanwhile, remaining dissatisfied with the Board’s inaction, on November 6, 2014, OSC issued a letter to Oplink stockholders highlighting the Board’s continued abandonment of their responsibility to call a 2014 annual stockholder meeting and the Board’s financial mismanagement. Characterizing the Company’s actions as “indefensible” and “shameful,” the November 6th letter threatens the filing of a lawsuit in the Delaware Chancery Court in order to compel an annual stockholders meeting: November 6, 2014 CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 22

 Fellow Oplink Shareholders: Today marks the one-year anniversary of the last annual meeting of shareholders of Oplink Communications, Inc. (“Oplink” or the “Company”). As of this writing, we are unaware of any steps taken by our Board of Directors (the “Board”) to call or prepare for the 2014 annual shareholder meeting (the “Annual Meeting”), such as setting a meeting date or establishing a record ownership date. Just last week, the Board was required to file an amended Form 10K( because it now acknowledges that it “no longer expect[s] to file [its] definitive proxy statement” within 120 days of the end of its fiscal year. The Board’s abdication of such an essential duty is indefensible and shameful. As its name implies, the Annual Meeting is intended to occur once a year to enable shareholders to periodically register their views on the performance of their representatives on the Board. We, the shareholders, are the owners of Oplink — not the Board. It is our fundamental right to express our opinion, through the exercise of the shareholder franchise at the Annual Meeting, on the job that our Board is doing on our behalf. Delaying the director electoral process is a dereliction of the Board’s fiduciary duty and a violation of our rights as shareholders. We will not stand idly by while the Board attempts to silence our collective voice. We plan on pursuing all available legal remedies, including petitioning the Delaware Court of Chancery for an order compelling the Board to hold our Annual Meeting forthwith. Despite the Board’s public statement that “Oplink welcomes input from shareholders,” its actions continue to suggest otherwise. In addition to the Company’s refusal to hold the Annual Meeting, we note that the legacy directors have surrounded themselves with a full armament of entrenchment devices, such as: a staggered Board with three classes, despite having only five members; a poison pill, which limits shareholder ownership at 15% and which has never been offered to shareholders for approval; and a slew of other restrictions on shareholder participation in Company affairs. These include a prohibition on calling special meetings and acting by written consent or amending Oplink’s organizational documents by anything other than a prohibitively high supermajority vote. Further, rather than trying to gain from our perspective as one of Oplink’s largest shareholders, with ownership of approximately 7.5% of the Company, the Board has instead decided to waste shareholder capital on a cadre of expensive advisors hired specifically to fight the inclusion of our highly qualified director nominees. Such actions and policies contradict the Company’s assertions of receptiveness to shareholder input. Regardless, we have attempted for months to work with the Board toward a constructive solution that includes our shareholder representatives joining the Board, as independent directors, for the benefit of all shareholders. However, with each passing day we grow more disturbed by the Board’s seeming indifference to shareholder concerns and its lack of urgency in addressing them. By failing to schedule the Annual Meeting, Oplink’s Board continues to show disregard for CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 23

 shareholders’ input and rights. We remain fully committed to take all steps necessary to make the shareholders’ voices heard in the boardroom by adding shareholder representatives on the Board with the skills and expertise necessary to ensure the Company — our Company —takes the requisite steps to unlock the substantial value which we strongly believe is not reflected in Oplink’s current stock price. Oplink Shareholders For Change [emphasis added.] 75. Unfortunately, the OSC’s demands fell on deaf ears, as the Company was already intent on entering into a transaction with Koch and did not assign importance to OSC’s concerns. 76. On November 10, 2014, after management created updated financial projections for fiscal year 2015, the Board again determined that the Company was worth $27.00 per share. However, when the offer was presented to Koch,2 Koch responded that the price was out of the question. Koch increased its price to a mere $24.25 per share on November 15, 2014, a price that the Board ultimately agreed to. 77. On November 18, 2014, Cowen and Company delivered its oral opinion to the Board and, despite being deficiently lower than the targeted $27.00 per share, the Board entered into the Merger Agreement. 78. Subsequently, on November 21, OSC filed an amendment to its Schedule 13D disclosing that it sold substantially all of its Oplink shares and beneficially owned less than 1% of Oplink outstanding stock. C. The Proposed Transaction is Financially Unfair to Oplink’s Public Stockholders 79. On November 19, 2014, Oplink and Koch issued a joint press release announcing that they entered into the Merger Agreement pursuant to which Koch will acquire, through the Tender Offer, all outstanding shares of Oplink for $24.25 per share in cash, for a total value of approximately $445 million. The Tender Offer was commenced on November 24, 2014 and is set to expire at 12:00 midnight on December 22, 2014. 2 Sometime between November 10 and 14, 2014, Molex informed Oplink that Molex would not be the parent entity in the merger, but rather, Koch would. From that point forward, Oplink engaged in discussions with Koch. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 24

 80. The parties have agreed that, pursuant to Delaware General Corporation Law Section 251(h), if after the purchase of the Company common stock pursuant to the Tender Offer Koch holds at least fifty percent of the outstanding common stock, then the parties will effect the closing of the Proposed Transaction without the consent of the Company’s stockholders. 81. Despite depriving Oplink stockholders of having a vote and adequate compensation for their holdings, the Proposed Transaction presents a great opportunity for Koch and Molex Oplink stockholders. According to the November 19, 2014 joint press release: “Oplink will significantly expand Molex’s fiber optic capabilities for technology development and new product innovation,” said Tim Ruff, Molex’s senior vice president, business development and corporate strategy. “This is a great example of how we are growing our capabilities in our target markets by combining Molex’s global presence and technological leadership with key industry leaders to provide customers with innovative solutions.” * * * “Oplink’s team brings a broad range of talent and capabilities that are complementary to Molex. Our combined organizations will enable us to create more value for our customers and will accelerate our development of complete integrated optical solutions,” said Doug Busch, vice president and general manager of Molex’s Global Fiber Optic business. 82. The Merger Consideration of $24.25 per share drastically undervalues the Company’s prospects and is the result of an unfair sales process. Underscoring the unfairness of the Merger Consideration, analysts at Yahoo!Finance set a price target of $26.25 on the Company, a price in excess of the announced Merger Consideration. 83. The Company’s recent stock price is also illustrative of the unfair Merger Consideration stockholders stand to receive. Closing at $24.18 on November 19, 2014, Oplink’s stock has sky rocketed by 29.64% just over the past year and has increased by 50.3% in the past four weeks: CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 25

 [Graph] 84. Moreover, the Merger Consideration represents a mere 14% premium to the closing price on November 18, 2014, the day before the announcement of the Proposed Transaction. D. The Individual Defendants, Certain Oplink Insiders, and Cowen and Company, LLC Are Conflicted 85. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal financial interests through the Proposed Transaction at the expense of Oplink’s public stockholders. 86. The Company’s directors and executive officers beneficially own, in the aggregate, 1,321,737 shares. Once tendered, Oplink’s directors and executive officers will receive an aggregate of $32,052,122 in cash. 87. Each of the directors also holds stock options and restricted stock awards that, upon consummation of the Proposed Transaction, will no longer be subject to restrictions and will be automatically vested and converted to cash allowing the directors to receive material financial benefits from converting their stock options. The lucrative payments to be received by the Company’s officers and directors are detailed in the excerpt from the 14D-9 below: CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 26

Name	Number of Shares Owned	Cash Consideration for Owned Shares	Shares Subject to Outstanding Company Options	Option Payments for Vested Company Options	Option Payments for Unvested Company Options	Number of Outstanding Company RSUs	RSU Payments for Outstanding Company RSUs	Aggregate Cash Consideration
Directors								
Chieh Chang	477,485	$ 11,579,011	20,285	$ 160,348	$ 34,081	4,000	$ 97,000	$ 11,870,440
Tim Christoffersen	14,000	$ 339,500	10,000	$ 43,819	$ 34,081	4,000	$ 97,000	$ 514,400
Jesse Jack	28,071	$ 680,722	10,000	$ 43,819	$ 34,081	4,000	$ 97,000	$ 855,622
Hua Lee	28,000	$ 679,000	19,428	$ 116,037	$ 34,081	4,000	$ 97,000	$ 926,118
Executive Officers								
Joseph Liu	669,572	$ 16,237,121	900,000	$ 3,676,375	$ 681,625	75,000	$ 1,818,750	$ 22,413,871
Peter Lee	38,750	$ 939,688	58,251	$ 341,309	$ 136,325	22,500	$ 545,625	$ 1,962,947
Shirley Yin	33,454	$ 811,260	61,878	$ 469,284	$ 136,325	18,750	$ 454,688	$ 1,871,557
River Gong	22,618	$ 548,487	28,335	$ 201,240	$ 68,163	18,000	$ 436,500	$ 1,254,390
Stephen Welles	9,787	$ 237,335	88,529	$ 862,446	$ 136,325	18,750	$ 454,688	$ 1,690,794

88. Furthermore, pursuant to an Executive Corporate Event Agreement entered into between the Company and certain executive officers, including defendant Liu, Peter Lee ("Lee"), Shirley Yin ("Yin"), River Gong ("Gong"), and Stephen Welles ("Welles"), upon the consummation of the Proposed Transaction each executive will receive the following:

a. A lump sum cash severance payment equal to:
    i. In the case of defendant Liu, Mr. Lee, Ms. Yin and Mr. Welles, one (1) year's annual base salary; and
    ii. In the case of Gong, one (1) year's annual base salary plus an amount equal to the total sales commissions earned by Gong in the previous fiscal year.
b. The vesting of each executive's outstanding equity awards (or, in the case of defendant Liu, his outstanding stock options) will be accelerated, as follows:

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 27
72177 V2

i. In the case of defendant Liu, all outstanding stock options will vest in full and in the case of Yin and Welles, all outstanding equity awards will vest in full; and

ii. In the case of Lee and Gong, the unvested portion of equity awards that would normally vest over the next twelve (12) months will become vested.

c. Each executive will have up to two (2) years following the date of his or her termination in which to exercise any outstanding stock options or other similar rights to acquire Oplink stock.

d. Oplink reimbursement for the premiums necessary to continue each executive's group health insurance benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for up to twelve (12) months, provided that the executive timely elects continued group health coverage under COBRA and otherwise qualifies for continued coverage.

89. Upon termination of employment, defendant Liu, Lee, Yin, Gong and Welles will also receive as follows:

Name	Severance (1)	Healthcare Premiums (2)	Option Payments for Vested Company Options (3)	Option Payments for Unvested Company Options (3)	RSU Payments for Company RSUs(4)	Total
Joseph Liu	$ 368,000	$ 18,865	$ 3,676,375	$ 681,625	$ 1,818,750	$ 6,563,615
Peter Lee	$ 300,000	$ 25,960	$ 341,309	$ 136,325	$ 545,625	$ 1,349,219
Shirley Yin	$ 300,000	$ 0	$ 469,284	$ 136,325	$ 454,688	$ 1,360,297
River Gong	$ 522,575	$ 13,493	$ 201,240	$ 68,163	$ 436,500	$ 1,241,971
Stephen Welles	$ 300,000	$ 0	$ 862,446	$ 136,325	$ 454,688	$ 1,753,459

90. Moreover, the Company's executive officers stand to receive the following golden parachute compensation:

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 28
72177 V2

Name Cash (1) Equity (2) Pension/NODC Perquisites/Benefits (3) Tax Reimbursement Other Total Joseph Liu $368,000 $2,500,375(4) — $18,865 — — $2,887,240 Peter Lee $300,000 $681,950(4) — $25,960 — — $1,007,910 Shirlev Yin $300,000 $591,013(4) — — — — $891,013 River Gong $522,575 $504,663(4) — $13,493 — — $1,040,731 Stephen Welles $300,000 $591,013(4) — — — — $891,013 91. Additionally, Oplink’s financial advisor, Cowen and Company, is conflicted as it was recently retained by the Company in July of 2014 in connection with the potential sale of Oplink. Connected, for which it expects to receive fees of up to $1.4 million in the aggregate. 92. Thus, while the Proposed Transaction is not in the best interest of Oplink or Oplink’s stockholders, it will produce lucrative benefits for the Company’s officers and directors. E. The Unreasonable Deal Protection Devices 93. The terms of the Merger Agreement entered into on November 18, 2014 by and among Oplink and Koch were designed to deter competing bids and prevent the Oplink Board members from exercising their fiduciary duties to obtain the best possible price for Oplink public stockholders. 94. The Merger Agreement contains deal protection devices that substantially increase the likelihood that the Proposed Transaction will be consummated, leaving Oplink’s public stockholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the interests of Koch, the Individual Defendants, and other Oplink insiders to the detriment of Oplink’s public stockholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third party bidder. 95. In breach of their fiduciary duties, the Individual Defendants have agreed to the following unreasonable deal protection devices: CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 29

 • A “no-solicitation” clause that prevents Oplink from soliciting, or its directors and officers from even participating in discussions that may lead to a superior proposal from any bidder (Merger Agreement, Section 5.3); • A “matching right” provision that allows Koch four (4) business days to re-negotiate with the Board after it is provided with written notice of the Board’s intention to make a change of recommendation (Merger Agreement, Section 5.3); and • A termination fee of $15,500,000 payable by the Company to Koch if Oplink decides to pursue a competing bid (Merger Agreement, Section 7.2). 96. The $15.5 million termination fee represents approximately 3.5% of the Proposed Transaction’s total equity value, and serves as a boon for Koch, rather than making it whole should the Proposed Transaction not go through. 97. The “no solicitation” clause, the “matching right” provision, and the termination fee, restrain the Individual Defendants’ ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a third party’s written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. 98. In addition, in connection with the Merger Agreement, the Individual Defendants entered into the Tender and Support Agreement with Koch, whereby the Individual Defendants have agreed to tender his or her shares in favor of the Proposed Transaction. The Individual Defendants collectively own approximately 7.1% of outstanding shares of common stock of the Company. 99. Koch needs to obtain a majority of Oplink’s outstanding shares in the Tender Offer (Minimum Condition). As a result of the Tender and Support Agreement, Koch already has 7.5% of the Company’s outstanding shares locked up in favor of the Proposed Transaction. 100. The reason behind these deal protection devices and Tender and Support Agreement is clear: the absence of a meaningful premium for stockholders creates the very real potential that a CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 30

 third party bidder will attempt to usurp Koch and submit a higher bid for Oplink. The possibility that a third-party bidder will emerge motivated Koch to “lock-up” the Proposed Transaction by co-opting the Board and forcing it to adopt unreasonable deal protection devices that would ensure that Koch could purchase the Company for less than would otherwise be possible. 101. Taken as a whole, the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide Oplink stockholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Transaction. As such, the deal protection devices, which were approved by the Board members as part of the Merger Agreement, represent an ongoing breach of their fiduciary duties. 102. Unless the Proposed Transaction is preliminarily enjoined until such time as the Individual Defendants act in accordance with their fiduciary duties to maximize stockholder value, Plaintiff and the other members of the Class will be harmed and will lose the opportunity to receive full value for their shares. 103. The Proposed Transaction is wrongful, unfair, and harmful to Oplink’s public stockholders who are members of the Class, and represents an attempt by Defendants to aggrandize their personal and financial positions and interests at the expense of and to the detriment of the members of the Class. 104. The Proposed Transaction will deny Plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Koch, the Individual Defendants, and Company executives at an unfair and inadequate price. f. The False and Misleading Recommendation Statement 105. Compounding the unfair process and inadequacy of the Merger Consideration, on November 24, 2014, the Company filed its Recommendation Statement with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares pursuant to the Tender Offer. The I 4D-9 fails to provide the Company’s stockholders with material information and/or provides them with materially misleading CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 31

 information. Without such information Oplink stockholders cannot make a fully informed decision about whether to tender their shares. i. Materially Misleading Statements/Omissions Regarding Managements Financial Forecasts 106. The Recommendation Statement failed to disclose material information concerning the financial projections provided by Oplink management and relied upon by Cowen and Company for purposes of its analysis, as discussed on pages 29-36 of the Recommendation Statement. 107. Specifically, for fiscal years 2015-2020, the Recommendation Statement fails to disclose the following items: a. Taxes (or tax rate); b. Changes in net working capital; and c. Any other adjustments to unlevered free cash flow. ii. Materially Incomplete and Misleading Disclosures Concerning Cowen and Company’s Financial Analyses 108. The Recommendation Statement describes Cowen and Company’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Cowen and Company’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, Oplink’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Cowen and Company’s fairness opinion in determining whether to tender their shares pursuant to the Tender Offer. 109. Specifically, the Recommendation Statement failed to disclose the following material information concerning Cowen and Company’s financial analyses on pages 22-29: a. With respect to the Analysis of Selected Publicly Traded Companies: (i) the individual 2015 revenue, EBITDA and EPS multiples used for each of the selected companies reviewed by Cowen and Company; and (ii) whether Cowen and Company performed any type of benchmarking analyses for Oplink in relation to the selected companies. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 32

 b. With respect to the Analysis of Selected Transactions: (i) the individual observed LTM and NTM revenue multiples for each of the selected transactions analyzed by Cowen and Company in its analyses; and (ii) whether Cowen and Company performed any type of benchmarking analyses for Oplink in relation to the selected transactions. c. With respect to the Discounted Cash Flow Analysis: (i) the definition of unlevered, after-tax free cash flow as used by Cowen and Company in its analysis; (ii) the individual inputs and assumptions utilized by Cowen and Company to derive the weighted average cost of capital of 11%-15%; and (iii) the implied perpetuity growth rate resulting from this analysis. d. With respect to the Leveraged Buyout Analysis: (i) the cost of debt utilized by Cowen and Company in its analysis; and (ii) the individual inputs and assumptions utilized by Cowen and Company to derive the target IRR range of 20.2%-30.7%. iii. Materially Incomplete and Misleading Disclosures Concerning the Flawed Process 110. The Recommendation Statement failed to disclose the following material information concerning the sales process discussed on pages 12-19: a. The reason Molex and Oplink did not pursue co-development discussions following their November 13, 2013 meeting; b. The reason defendant Liu agreed to the nomination of Plants as a board member and to purchase Oplink Connected on July 15, 2014 but then changed his mind on July 21,2014; c. The basis for engaging Cowen and Company as its financial advisor in the Proposed Transaction when Cowen and Company was also its financial advisor for the sale of Oplink Connected and for addressing OSC’s 13D filing, and whether other financial advisors were considered; CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 33

 d. The financial matters discussed by representatives of Oplink, Molex and Koch on September 24, 2014; e. The criteria used to select the potential strategic and financial buyers derived by Cowen and Company on October 1, 2014, the total number of potential buyers considered, whether any of these parties were contacted and, if so, the nature of the conversations held with each party; f. The specific factors that led the Board to determine, on October 1, 2014, that the price proposed by Molex significantly undervalued Oplink; g. The basis for concluding that the Board would consider a transaction price of $27.00 per share on October 8, 2014 and again on November 10, 2014, and the basis for ultimately agreeing to a price significantly less than $27.00 per share; h. The criteria used to select the potential strategic and financial buyers derived by Cowen and Company on October 20, 2014, the total number of potential buyers on the list, the basis for narrowing the list down to 4 strategic and 4 financial buyers, the nature of the conversations held with each party and the basis for concluding that none of the parties would be able to match or exceed the $24.00 per share price offered by Molex; i. The basis for reaching out to only one additional party on October 23, 2014, whether this party was considered in any of the prior lists of potential parties, and the basis for selecting the party; j. The dates that Oplink received the two offers to acquire Oplink Connected, the basis for concluding the proposals were disappointing, and the basis for deciding not to sell Oplink Connected when it could generate additional value to Oplink stockholders; k. The basis for concluding that it was unlikely that any of the potential buyers contacted would make a proposal to acquire Oplink at a price higher than that proposed by Molex; CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 34

 l. The potential values assigned to the Oplink Connected business when the Board discussed the two proposals it received between October 24, 2014 and November 18, 2014; and m. The basis for concluding that the interested strategic buyer who expressed a desire to enter into a confidentiality agreement with the Company would not be able to consummate an acquisition and the basis for concluding the party was only after obtaining information about a competitor. FIRST CAUSE OF ACTION BREACH OF FIDUCIARY DUTY (Against the Individual Defendants) 111. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein. 112. The Individual Defendants, acting in concert. have violated their fiduciary duties owed to the public stockholders of Oplink and put their own personal interests and the interests of Koch ahead of the interests of the Oplink public stockholders and have used their control positions as officers and directors of Oplink for the purpose of reaping personal gain for Board members and other Oplink insiders at the expense of Oplink’s public stockholders. 113. The Individual Defendants failed to: (1) take adequate steps to enhance Oplink’s value and/or attractiveness as a merger/acquisition candidate; (2) effectively expose Oplink to the marketplace in an effort to create an active and open auction for Oplink; or (3) act independently so that the interests of public stockholders would be protected. Instead, the Individual Defendants have allowed Koch to set an acquisition price for the shares of Oplink stock that does not reflect the true value of Oplink and without an appropriate premium. 114. These actions pursued by the Individual Defendants are, and will continue to be, wrongful, unfair, and harmful to Oplink’s public stockholders, and are an attempt by certain Defendants to aggrandize their personal positions, interests, and finances at the expense of and to the detriment of the Oplink public stockholders. These maneuvers by the Individual Defendants CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 35

 will deny members of the Class their right to share appropriately in the true value of Oplink’s valuable assets, future earnings, and profitable businesses to the same extent as they would as Oplink’s stockholders. 115. In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Transaction, the Individual Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class. 116. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Oplink and its public stockholders. 117. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Oplink’s assets and business in exchange for their Oplink shares, and have been and will be prevented from obtaining a fair price for their shares of Oplink common stock. 118. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class. SECOND CAUSE OF ACTION BREACH OF FIDUCIARY DUTY OF DISCLOSURE (Against the Individual Defendants) 119. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein. 120. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Oplink’s stockholders. 121. As set forth above, the individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions. 122. As a result, Plaintiff and the Class members are being irreparably harmed. CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 36

 123. Plaintiff and the Class have no adequate remedy at law. THIRD CAUSE OF ACTION AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES (Against Koch) 124. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein. 125. Koch knowingly aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public stockholders of the Company, including Plaintiff and the Class. The Proposed Transaction could not take place without the active participation of Koch. 126. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class. 127. Koch knowingly colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class. 128. As a result, Plaintiff and the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts. 129. Plaintiff and the Class have no adequate remedy at law. REQUESTED RELIEF WHEREFORE, Plaintiff demands judgment as follows: A) Declaring that this action may be maintained as a class action; B) Declaring that Defendants have breached their fiduciary duties, and/or aided and abetted such breach, to Plaintiff and the Class; C) Declaring that the Proposed Transaction is unfair, unjust, and inequitable to Plaintiff and the other members of the Class; D) Preliminarily and permanently enjoining the Defendants from taking any steps necessary to accomplish or implement the Proposed Transaction at a price that is not fair and CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 37

 equitable; E) In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class; F) Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein; G) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and H) Granting such other and further relief as may be just and proper. Dated: December 3, 2014 BRAMSON, PLUTZIK, MAHLER & BIRKHAEUSER, LLP By: /s/ Alan R. Plutzik Alan R. Plutzik (SBN 077785) 2125 Oak Grove Road, Suite 120 Walnut Creek, California 94598 Telephone: (925) 945-0200 Facsimile: (925) 945-8792 Email: aplutzik@bramsonplutzik.com LEVI & KORSINSKY, LLP Shannon L. Hopkins Stephanie A. Bartone 733 Summer Street, Suite 304 Stamford, CT 06901 Tel: (212) 363-7500 Fax: (212) 363-7171 Attorneys for Plaintiff CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY 38